SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    )*

Oculis Holding AG

(Name of Issuer)

Ordinary Shares, CHF 0.01 par value per share

(Title of Class of Securities)

H5870P102

(CUSIP Number)

April 28, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. H5870P102

1.	Names of Reporting Persons. BEYEOTECH
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,070,020*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,070,020*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,070,020*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 6.23%**
12.	Type of Reporting Person CO

*	See Item 2(a) below.
**	Based on 32,733,373 Ordinary Shares outstanding, as reported in the Issuer’s 20-F filed with the Securities and Exchange Commission on March 7, 2023.

CUSIP No. H5870P102

1.	Names of Reporting Persons. BVCF IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,070,020*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,070,020*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,070,020*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 6.23%**
12.	Type of Reporting Person PN

*	See Item 2(a) below.
**	Based on 32,733,373 Ordinary Shares outstanding, as reported in the Issuer’s 20-F filed with the Securities and Exchange Commission on March 7, 2023.

CUSIP No. H5870P102

1.	Names of Reporting Persons. BVCF IV GP, Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,070,020*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,070,020*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,070,020*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 6.23%**
12.	Type of Reporting Person PN

*	See Item 2(a) below.
**	Based on 32,733,373 Ordinary Shares outstanding, as reported in the Issuer’s 20-F filed with the Securities and Exchange Commission on March 7, 2023.

CUSIP No. H5870P102

1.	Names of Reporting Persons. Zhi Yang
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,070,020*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,070,020*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,070,020*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 6.23%**
12.	Type of Reporting Person IN

*	See Item 2(a) below.
**	Based on 32,733,373 Ordinary Shares outstanding, as reported in the Issuer’s 20-F filed with the Securities and Exchange Commission on March 7, 2023.

Item 1(a).	Name of Issuer:

Oculis Holding AG (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Bahnhofstrasse 7, CH-6300 Zug, Switzerland

Item 2(a).	Name of Person Filing:

This Schedule 13G is filed by (i) BEYEOTECH (“Beyeotech”), a company organized and existing under the laws of the Cayman Islands, (ii) BVCF IV, L.P. (“Fund”), a limited partnership incorporated under the laws of the Cayman Islands, (iii) BVCF IV GP, Ltd. (“GP”), a limited company incorporated under the laws of the Cayman Islands, and (iv) Mr. Zhi Yang, a director and sole shareholder of GP (Beyeotech, Fund, GP and Mr. Zhi Yang are collectively referred to as the “Reporting Persons”).

Beyeotech directly holds the 2,070,020 ordinary shares being reported in this Schedule 13G. Beyeotech is a wholly-owned subsidiary of Fund, GP is the general partner of Fund and Mr. Zhi Yang is the sole shareholder and director of GP.

GP, by virtue of it being the general partner of Fund, may be deemed to have voting control and investment discretion over the securities held by Beyeotech.

Mr. Zhi Yang, by virtue of being the director and sole shareholder of GP, may be deemed to have voting control and investment discretion over the securities held by Beyeotech.

Each of the Reporting Persons has entered into a Joint Filing Agreement, dated April 28, 2023, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which such Reporting Persons have agreed to file this statement jointly in accordance with the provisions of 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Item 2(b).	Address of Principal Business Office, or if None, Residence:

The address of the principal business office of Beyeotech is 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands. The address of the principal business office of each of Fund, GP and Mr. Zhi Yang is 763 Mengzi Road, Suite 2606, Shanghai, China 200023.

Item 2(c).	Citizenship:

See responses to Item 2(a) above.

Item 2(d).	Title of Class of Securities:

Ordinary Shares, CHF 0.01 par value per share (“Ordinary Shares”)

Item 2(e).	CUSIP Number:

H5870P102

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

See responses to Item 9 on each cover page.

(b)	Percent of class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 28, 2023

BEYEOTECH

By:	/s/ Zhi Yang
Name: Zhi Yang
Title: Director

BVCF IV, L.P.
By: BVCF IV GP, Ltd.
Its general partner

By:	/s/ Zhi Yang
Name: Zhi Yang
Title: Director

BVCF IV GP, Ltd.

By:	/s/ Zhi Yang
Name: Zhi Yang
Title: Director

Mr. ZHI YANG

/s/ Mr. ZHI YANG